# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ChronoScale Corp, CIK 0001549084
CUSIP: 170924104
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 3811 Turtle Creek Blvd., Suite 2100, Dallas, Texas (TX), 75219
Date of event which requires filing of this statement: 06/26/2026
Amends the filing with accession number 0001493152-26-022569
Filed by CIK 0001144879
Persons authorized to receive notices and communications: Wesley Cummins, 2811 Turtle Creek Blvd.,, Suite 2100,, Dallas, Texas (TX), 75219, (214) 556-2465; Steven E. Siesser, Esq., Lowenstein Sandler LLP,, 1251 Avenue of the Americas, New York, New York (NY), 10020, (212) 204-8688

## Reporting persons
- Applied Digital Corporation (CIK 0001144879): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: affiliate funds (AF), working capital (WC); sole voting power 139,528,227; shared voting power 0; sole dispositive power 139,528,227; shared dispositive power 0; aggregate amount beneficially owned 139,528,227 (96.1% of the class)
  Comment: See Item 5 for additional information.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: ChronoScale Corp
Address of issuer's principal executive offices: 3811 Turtle Creek Blvd., Suite 2100, Dallas, Texas (TX), 75219
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment"), filed by Applied Digital Corporation, a Delaware corporation (the "Reporting Person"), amends and supplements the Schedule 13D filed by the Reporting Person with the SEC on May 12, 2026 (the "Schedule 13D"). Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented as follows:

On June 26, 2026, the Issuer entered into an unsecured Demand Grid Promissory Note (the "Note") with the Reporting Person, pursuant to which the Lender made a line of credit available to the Issuer in the maximum principal amount of $100,000,000 minus the dollar value of any credit support provided by the Reporting Person or its affiliates to the Issuer and its affiliates. The Issuer plans to use the proceeds of any borrowings under the Note for working capital and general corporate purposes. To date, there have been no advances under the Note.

The principal amount of the Note will be adjusted from time to time to reflect the amounts of any advances made to the Issuer by the Reporting Person and/or any payments made to the Reporting Person by the Issuer prior to the Reporting Person's demand for payment in full of all amounts outstanding. Interest is payable on the unpaid principal amount of the Note at a rate equal to the short-term Applicable Federal Rate (as defined in Section 1274(d) of the Internal Revenue Code of 1986, as amended), compounded semiannually. The Issuer may prepay all or any portion of the Note, together with any accrued but unpaid interest thereon, at any time without penalty or premium. The Note is not convertible into shares of Common Stock.

Although the Reporting Person and the Covered Persons are considering, or may consider in the future, plans or proposals with respect to their investment in the Issuer that could relate or would result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth in this Amendment and the Schedule 13D, neither the Reporting Person nor the Covered Persons have any present plan or proposal which would relate to or result in any such matters. The Reporting Person and Covered Persons have had discussions with management of the Issuer, other members of the Board, other representatives of the Issuer and other investors regarding the Issuer, including but not limited to its operations, strategy, management, capital structure, their investment in the Issuer and strategic alternatives that may be available to the Issuer. Such discussions may concern ideas, plans or proposals that, if effected, may result in one or more of the events described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

The Reporting Person and the Covered Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including the Issuer's financial position and strategic direction, price levels of the securities of the Issuer, other investment opportunities available to the Reporting Person and the Covered Persons, conditions in the securities market and general economic and industry conditions, the Reporting Person and the Covered Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, acquiring additional securities of the Issuer and/or retaining, converting and/or selling all or a portion of the securities of the Issuer held by the Reporting Person or the Covered Persons, if any, in the open market or in privately negotiated transactions, and/or may distribute securities of the Issuer to be acquired or held by the Reporting Person or the Covered Persons to shareholders of the Reporting Person, other entities engaging in communications with other directors and officers of the Issuer, other stockholders of the Issuer or other third parties or taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the board of directors (including composition of the board of directors) or management of the Issuer; acting as a participant in debt financings of the Issuer or its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer's securities; any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D or any action similar to those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of June 26, 2026, the Reporting Person may be deemed to beneficially own 96.1% of the outstanding shares of the Issuer, or 139,528,227 shares, consisting of 1,311,407 shares held directly and 138,216,820 shares held indirectly through its wholly owned subsidiaries. As of June 26,2026, the Issuer had 145,214,825 shares of Common Stock outstanding, based on information reported by the Issuer directly to the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover page to this Schedule 13D is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Except as set forth in the Schedule 13D, no transactions in the Common Stock have been effected by the Reporting Person or the Covered Persons during the past sixty days prior to June 26, 2026.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Applied Digital Corporation: /s/ Saidal Mohmand, Saidal Mohmand / Chief Financial Officer (06/26/2026)